INVEST IN **PLANS**

An intelligent audience network for business event marketing and engagement



Plans
Event planning
for business

plansapp.io Fremont CA

Software | Events | Community | App | Social

LEAD INVESTOR



Patricia Perez

I highly recommend investing in plans, because I have known the co-founders since 2015, and I have been very impressed with the hard work, creativity, and dedication that Adnan Kharuf and Muhamed Causevic have put into developing this amazing app. I know that these young men will not rest once the app is on the market. They will be determined to continue to expand and update the app to be the best social media can offer. I personally invested in Plans, because I have used the app since its inception in 2021, and it is unique in that one is able to organize the event, promote the event, message people, and post pictures prior, during and after the event. It is a complete social media app that has a personal platform feel to it, unlike any other social media app I have ever used.

Invested $20,000 this round

Highlights

1. ⚡ 2500+ users and 550+ events planned since launch in October 2021
2. 📈 20% average MoM user growth rate
3. ⭐ 4.8 average rating in app store
4. 😎 Founding team has 15+ year of combined experience in product management
5. 🌎 Event management software market has projected CAGR of 10.65% through 2026

5. 🌎 Event management software market has projected CAGR of 10.65% through 2026

Our Team



Adnan Kharuf Co-founder & CEO

8+ years of experience in product management, technical marketing, technical support, and technical alliance



Muhamed Causevic Co-founder & CMO



Born in Sarajevo, BiH, and living in Bay Area, California. 2015 BFA Graphic Design honors graduate from SJSU. Built a career of 7+ years of experience in graphic design, marketing, UI/UX, design research, and creative services management.

Plans: Eventbrite meets Instagram.

The Problem

Yet organizing and promoting an event is fragmented. It requires event planners to use one platform to organize the event and then use separate platforms to promote the event resulting in poor productivity, lack of focus, and weak analytics.

It takes too many tools, time and cost to drive event marketing and engagement.
88%
of event planners are using social media on event marketing to increase awareness about their events.
Most organizations spend more than 25% of their marketing budgets on events.
80%
of B2B marketing professionals ranked event engagement as an important KPI for determining an event's success.





Our Solution

Plans is an intelligent audience network for business event marketing and engagement to reduce cost, number of tools, and time required to drive a successful event.


An intelligent audience network for business event marketing and engagement.
Plans v1 available on
Google Play
App Store
Plans
Pizza Land®
Pizza Lover Night Festival
Come join us for our annual festival of all things pizza made for pizza lovers! Don't forget to check out our super cheezy 3 foot pizza booth.
Fri, May 12, 2023, at 6:00 PM
Your Tickets
Congrats!
Your ticket is ready to use.
Pizza Lover Night Festival
Location
Bayside Amphitheater, San Francisco, CA
MAP
Start Date
Fri, May 12, 2023
Start Time
6:00 PM
End Date
Sat, May 13, 2023
End Time
1:30 AM
Ticket Number 1
VIP
Cost
$35
Name
Pizza Land®
Order
19273615
Share now
Download

PS - If you haven't already, download the Plans app now!
Download - App Store
Download - Google Play Store


Plans
Copy link
Be Social.
In Person.



Watch on ▶ YouTube

Our Traction

We launched our first version of the Plans App in October 2021 which validated the need for an all-in-one solution.

In just 6 months, over 550 events have been created and enjoyed. Our user base has grown at an average of 20% MoM and is now 2000+ strong.



Launched October 2021

2500+
users

20+
businesses

1000+
MAU

550+
events

32 min.
engagement time



What our users say about us?

 GET IT ON Google Play

 Available on the App Store

4.3
 ★★★★★

5.0
 ★★★★★

Irina Ivanicheva
 ★★★★★
"…this app has quite unique live feature aaand what is important I can meet here new people and friends."

Kane Demetrius
 ★★★★★
"This application creates great convenience for the user and I am not forgotten during the planning period"

Nathaniel Seamus
 ★★★★★
"The app offers a very nice interface, lots of features and I love it"

Adler Cade
 ★★★★★
"I like this app, thanks to it I can carry out almost all my plans…highly recommended for anyone planning a wedding."

Angelo Kira
 ★★★★★
"This app really works well and is incredibly simple."



In the Media

"With an easy-to-use interface and features such as real-time tracking before, scheduling events, creating invites, Plans has emerged as a savior for people who want


to socialize without the hassle."
FeedsPortal
FEED YOUR CREATIVE MIND
"...in today's app review of Plans, a top event planner app, TheWebAppMarket, presents the best event planning app for you and your friends that goes beyond offering reminders, notes, and a calendar. Plans event planner app makes socializing easy and fun."
The WebApp Market
"At a time when the thought of planning and attending gatherings with friends and family in person almost seems alien, the Plans social event planner app envisions transforming the way people meet and greet by easing off the anxiety by doing all the hard work and planning at the backend."
Android Headlines

Market Size

The event management software market was valued at USD 9.13 billion in 2020 and is expected to reach a value of USD 16.71 billion by 2026, registering a CAGR of 10.65% over the forecast period 2021-2026. ***Source***


Event Management Software Market
+$9.1B
+$4.6B
$250M
TAM
Event Management Software (Global) Total Addressable Market (2021)
SAM
Event Management Software (North America) Serviceable Addressable Market (2021)
SOM
Plans (North America) Serviceable Obtainable Market
$9.1B
$16.7B
2020
2026

The Competition

Plans is an event-centric platform focused on combining key event management tools with social networking. By leading with social networking, our unique

advantages are delivered through engagement and promotional event features.

Competitors

	Plans	eventbrite	meetup	facebook	evite	hobnob	irl
Full experience social feed (Posts, comments, mentions, media, stories, highlights, etc.)	✔	✗	✗	✔	✗	✗	✗
Event-centric platform	✔	✔	✔	✗	✔	✔	✔
Real-time event and attendee status	✔	Partial Feature	Partial Feature	✔	✗	✗	Partial Feature
Archiving and highlighting from events	✔	Partial Feature	✗	Partial Feature	✗	✗	✗
Multi-method invitations	✔	Partial Feature	Partial Feature	✗	Partial Feature	Partial Feature	✔
Customizable user profile	✔	✔	✔	✔	✗	✗	Partial Feature
Event search and discovery	✔	✔	✔	✔	✗	✗	✔
Event and attendee analytics	On v2 Roadmap	✗	✔	✔	✗	✗	✗
Advanced event group chat	✔	✗	Partial Feature	✔	✗	Partial Feature	✔
AI powered	On v2 Roadmap	✔	✗	✔	✗	✗	✗

Business Model

4 main revenue streams

01 In-app Advertisement

Providing In-app advertisement using Google AdMob

02 Sponsorship Advertisement

Paid sponsorship for public events offering a user the capabilities to boost their audience reach (Packages starting at $10)

03 Ticket Transaction Fees

Charging a 0.5% + $0.50 transaction fee for digital ticket sale processing

04 Premium Subscriptions

$9.99 monthly paid subscription for Plans Premium account for extended features

Our 3-Category Go-to-Market Strategy

Organic
- Influencer / affiliate
- Media / press coverage
- Event hosting
- Word-of-mouth

Digital
- Social media
- Email campaigns
- SEO / ASO

Promotions
- Incentivized promotions
- Partnerships / sponsorships

Pending Sponsorship Opportunity:
Capital Music Group
Ember Valley Cannabis Group
FAMA Foundation

Product Roadmap

Plans v2 will be a complete redesign of the current platform and include a lot of new features such as advanced chat and social media features, search and join public and online events, ticket sales, sponsorship advertisement, and more!


Pizza Land
Pizza Land®
San Francisco
28k
Followers
759
Following
6
Organized
Edit profile
Best pizza tasting and discovery event in the Bay Area — where all things pizza exist.
Pizza Lover Night Festival
Come join us for our annual festival of all things pizza made for pizza lovers! Don't forget to check out our super cheezy 3 foot pizza booth.
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Use of Funds


10%
Working Capital
20%
Key Hires
50%
Marketing and Business Development
20%
Research and Development

Downloads

Executive Summary (July 18, 2022)
Pitch Deck (July 18, 2022)

Connect With Us!

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